SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Caspian Services, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14766Q107

(CUSIP Number)

Joanne Tuckman

Chief Financial Officer

Firebird Management LLC

152 West 57th St, 24th Floor

New York, NY 10019

212-698-9260

Copies to:

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14766Q107

1.	Names of Reporting Persons. Firebird Avrora Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,480,831
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,480,831
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,480,831
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 14766Q107

1.	Names of Reporting Persons. Firebird Avrora Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,480,831
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,480,831
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,480,831
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 14766Q107

1.	Names of Reporting Persons. Firebird Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,514,167
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,514,167
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,514,167
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 14766Q107

1.	Names of Reporting Persons. Firebird New Russia Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,514,167
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,514,167
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,514,167
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 14766Q107

1.	Names of Reporting Persons. Harvey Sawikin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,994,998
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,994,998
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,994,998
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.3%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 8 amends and supplements the Schedule 13D filed on October 6, 2003, as amended on February 2, 2004, February 28, 2005, April 25, 2006, August 6, 2007, March 12, 2008, August 3, 2010 and September 4, 2015 (as amended, this “Schedule 13D”). This Amendment No. 8 is filed to report transactions since the last amendment and to add Firebird Avrora Fund, Ltd. and Firebird New Russia Fund, Ltd. as Reporting Persons.

Item 2.	Identity and Background

Item 2 of this Schedule 13D is amended and restated as follows:

This Schedule 13D being filed by Firebird Avrora Advisors LLC (“Avrora”), Firebird Management LLC (“Management”), Firebird Avrora Fund, Ltd. (“Avrora Fund”), Firebird New Russia Fund, Ltd. (“New Russia”) and Harvey Sawikin (“Mr. Sawikin” and together with Avrora and Management, the “Reporting Persons”).

Harvey Sawikin, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. His principal occupation is manager and controlling principal of Avrora and Management. Avrora and Management are New York limited liability companies which have their principal offices at 152 West 57th Street, 24th Floor, New York, NY 10019. Avrora Fund and New Russia are investment funds which have their principal offices at 152 West 57th Street, 24th Floor, New York, NY 10019.

The principal business of each of Avrora and Management is to serve as investment manager or advisor to investment funds and managed accounts, including Avrora Fund and New Russia, (collectively, the “Funds”) and to control the investing and trading in securities of the Funds.

During the past five years, none of the Reporting Persons have been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of this Schedule 13D is amended and restated as follows:

(a)-(b) The information required by these paragraphs with respect to each Reporting Person is set forth in Rows 7 through 13 of the cover page to this Schedule 13D and is incorporated herein by reference. The ownership percentage reported in Row 13 is based on 52,657,574 shares of Common Stock outstanding as of August 7, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed on August 19, 2015.

Other than as described in this Item 5, to the knowledge of the Reporting Persons, no shares of Common Stock are beneficially owned by any of the persons named in Item 2.

Avrora Advisors acts as investment advisor to Avrora Fund, a private investment fund which owns 3,480,831 shares of the Common Stock. Management acts as investment advisor to New Russia, a private investment fund which owns 3,514,167 shares of the Common Stock. As investment advisors, each of Avrora and Management shares voting and investment control with respect to the shares of Common Stock held by their respective advised Funds. Mr. Sawikin, as control person of Avrora and Management, shares investment power and voting power with respect to the Common Stock reported by them. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D.

(c) On November 13, 2015, the Reporting Persons have entered into a purchase agreement with UFG Russia Alternative Master Account Ltd. (“UFG”), as described in Item 6, for Avrora Fund to purchase 1,666,666 shares of Common Stock and New Russia to purchase 1,666,667 shares of Common Stock at a price of approximately $0.0003 per share, with each of Avrora Fund and New Russia paying an aggregate purchase price of $500 for their respective shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is supplemented as follows:

On November 13, 2015, Avrora Fund and New Russia entered into a purchase agreement with UFG to purchase 1,666,666 and 1,666,667 shares of Common Stock at a price of approximately $0.0003 per share, with each of Avrora Fund and New Russia paying an aggregate purchase price of $500 for their respective shares of Common Stock.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is supplemented as follows:

Exhibit 14             Stock Purchase Agreement, dated November 6, 2015, by and between Firebird Avrora Fund Ltd., Firebird New Russia Fund, Ltd., and UFG Russia Alternative Master Account Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Firebird Avrora Advisors LLC

By:	/s/ Harvey Sawikin
	Name:	Harvey Sawikin
	Title:	Principal

Firebird Avrora Fund, Ltd.

By:	/s/ Harvey Sawikin
	Name:	Harvey Sawikin
	Title:	Principal

Firebird Management LLC

By:	/s/ Harvey Sawikin
	Name:	Harvey Sawikin
	Title:	Principal

Firebird New Russia Fund, Ltd.

By:	/s/ Harvey Sawikin
	Name:	Harvey Sawikin
	Title:	Principal

/s/ Harvey Sawikin
Harvey Sawikin

Date: November 23, 2015